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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                     Integrated Electrical Services, Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                 45811E 10 3
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                                 (CUSIP Number)


                                   Bob Weik
                       c/o Bexar Electric Company, Ltd.
                               2014 West Avenue
                                P.O. Box 5020
                           San Antonio, Texas 78201
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 30, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 45811E 10 3

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bob Weik
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,499,469(1) 7.2%
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,499,469(1) 7.2%
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,499,469(1) shares 7.2%
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 74,536 shares owned by two related trusts established for the benefit of Mr. Weik's two daughters, as to which Mr. Weik disclaims beneficial ownership.

ITEM 1.       SECURITY AND ISSUER

              This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Integrated Electrical Services, Inc., a Delaware corporation (the "Issuer"). The address of the Company's principal executive office is 2301 Preston, Houston, Texas 77003.

ITEM 2.       IDENTITY AND BACKGROUND

              (a) - (c) This Schedule 13D is filed on behalf of Bob Weik (the "Reporting Person"), an individual whose business address is 2014 West Avenue, San Antonio, Texas 78201 and his principal occupation is that of President of BW Consolidated, Inc., a wholly owned subsidiary of the Issuer;

              (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

              (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

              (f) The Reporting Person is a natural person and a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Mr. Weik acquired beneficial ownership of 1,350,397 shares of Common Stock on January 30, 1998 in connection with the acquisition by the Issuer of all the issued and outstanding capital stock of BW Consolidated, Inc. ("BW Consolidated") in exchange for shares of Common Stock of the Issuer and
cash (the "Acquisition").   Also, on January 30, 1998 the Bob Weik Annuity Trust
of 1997, as to which Mr. Weik is the Trustee and sole beneficiary, acquired beneficial ownership of 74,356 shares of Common Stock in connection with the Acquisition. On the same date two trusts, the Katherine Ann Mabry Trust of 1996 and the Lori Diane Weik Trust of 1996, acquired 74,356 shares of Common Stock in connection with the Acquisition. Those trusts were established for the benefit of Mr. Weik's daughters, and Mr. Weik disclaims beneficial ownership of the shares owned by those trusts. Prior to the Acquisition, Mr. Weik, the Bob Weik Annuity Trust of 1997, the Katherine Ann Mabry Trust of 1996 and the Lori Diane Weik Trust of 1996 owned 92%, 4%, 2% and 2% of the capital stock of BW Consolidated, respectively.

ITEM 4.       PURPOSE OF THE TRANSACTION.

              Mr. Weik acquired his shares of Common Stock for investment purposes and in connection with the Acquisition. Mr. Weik intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock of the Issuer. However, Mr. Weik's shares are subject to certain contractual restrictions on transfer pursuant to the terms of the Aquisition.

               Mr. Weik is a director of the Issuer and has entered into a 5-year employment agreement with a subsidiary of the Issuer.





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

              Except as set forth in this Item 4, Mr. Weik does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER.

              There were 20,709,627 shares of Common Stock outstanding as of January 30, 1998, the date of the consummation of the Acquisition. Mr. Weik is deemed to be the beneficial owner of 1,499,469 shares of Common Stock, which constitute approximately 7.2% of the total issued and outstanding shares of Common Stock at January 30, 1998.

              Mr. Weik has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by himself and the Bob Weik Annuity Trust of 1997. Other than the shares of Common Stock reported on this Schedule 13D which Mr. Weik acquired on January 30, 1998 pursuant to the Acquisition, Mr. Weik has not acquired any shares of Common Stock in the last 60 days.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                         RESPECT TO SECURITIES OF THE ISSUER.

              Pursuant to the terms of the Acquisition, Mr. Weik's shares of Common Stock are subject to certain contractual restrictions on transfer. The restrictions relate to all the shares of Common Stock reported by Mr. Weik on this Schedule 13D.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              1. Stock Purchase Agreement among the Issuer and the stockholders of BW Consolidated, dated October 21, 1997 (incorporated by reference to Exhibit 2.3 to the Issuer's Registration Statement on Form S-1 filed October 24, 1997 (Registration No. 333-38715) ("Form S-1")).

              2.     Form of Employment Agreement (incorporated by reference to
Exhibit 10.1 to the Form S-1).




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                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 9, 1998



                                                     /s/  BOB WEIK
                                              --------------------------------
                                                        BOB WEIK





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